Exhibit 21.1
SUBSIDIARIES OF GEN-PROBE INCORPORATED

Name	Jurisdiction of Formation
Gen-Probe Sales & Service, Inc.	Delaware
Gen-Probe International, Inc.	Delaware
Gen-Probe UK Limited	United Kingdom
Molecular Light Technology Limited and its subsidiaries:	United Kingdom
— Molecular Light Technology Research Limited
— Bioanalysis Limited
Gen-Probe Italia, S.r.l.	Italy
Gen-Probe Deutschland GmbH	Germany